EXHIBIT 12.1
FEDEX CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(UNAUDITED)
(IN MILLIONS, EXCEPT RATIOS)

	Nine Months Ended
	February 29,	February 28,	Year Ended May 31,
	2008	2007	2007	2006	2005	2004	2003
Earnings:
Income before income taxes	$2,183	$2,222	$3,215	$2,899	$2,313	$1,319	$1,338
Add back:
Interest expense, net of capitalized interest	84	102	136	142	160	136	124
Amortization of debt issuance costs	4	4	6	5	6	7	4
Portion of rent expense representative of interest factor	595	621	766	842	800	712	713

Earnings as adjusted	$2,866	$2,949	$4,123	$3,888	$3,279	$2,174	$2,179

Fixed Charges:
Interest expense, net of capitalized interest	$84	$102	$136	$142	$160	$136	$124
Capitalized interest	33	26	34	33	22	11	16
Amortization of debt issuance costs	4	4	6	5	6	7	4
Portion of rent expense representative of interest factor	595	621	766	842	800	712	713

	$716	$753	$942	$1,022	$988	$866	$857

Ratio of Earnings to Fixed Charges	4.0	3.9	4.4	3.8	3.3	2.5	2.5